UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

DII — HOLDINGS INC.
(Offeror)

an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

714265105
(CUSIP Number of Class of Securities)

Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (800) 289-3355
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700	William R. Volk Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, Texas 78746 (512) 542-8400

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$4,117,123,260	$229,735.48

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $30.00 cash per share an aggregate of (i) 121,322,396 outstanding shares of Class A Common Stock of Perot Systems Corporation; and (ii) 15,915,046 shares of Class A Common Stock of Perot Systems Corporation that were subject to and reserved for issuance with respect to all outstanding options, restricted stock units or stock appreciation rights settleable in Class A Common Stock, in each case as provided by Perot Systems Corporation as of September 17, 2009, the most recent practicable date.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information required by Schedule 13E-3.
SIGNATURE
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(5)(B)
EX-99.(a)(5)(C)
EX-99.(b)(1)
EX-99.(b)(2)
EX-99.(d)(6)
EX-99.(d)(7)
EX-99.(d)(8)
EX-99.(d)(9)
EX-99.(d)(10)
EX-99.(d)(11)
EX-99.(d)(12)
EX-99.(d)(13)
EX-99.(d)(14)
EX-99.(d)(15)
EX-99.(d)(16)
EX-99.(d)(17)
EX-99.(d)(18)
EX-99.(d)(19)
EX-99.(d)(20)
EX-99.(d)(21)
EX-99.(d)(22)
EX-99.(d)(23)
EX-99.(d)(24)
EX-99.(d)(25)
EX-99.(d)(26)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) DII — Holdings Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Perot Systems Corporation, a Delaware corporation. Perot Systems’ principal executive offices are located at 2300 West Plano Parkway, Plano, Texas 75075. Perot Systems’ telephone number at such address is (972) 577-0000.

(b) This Schedule TO relates to the outstanding shares of Class A Common Stock, par value $0.01 per share, of Perot Systems. Perot Systems has advised Dell that, on September 17, 2009, there were an aggregate of (w) 121,322,396 Shares issued and outstanding, (x) 15,915,046 Shares subject to and reserved for issuance upon (1) exercise of outstanding Perot Systems options or stock appreciation rights or (2) lapse of restrictions on Perot Systems restricted stock units granted under the 2001 Long-Term Incentive Plan, the 1996 Non-Employee Director Stock Option/Restricted Stock Plan, and the 2006 Non-Employee Director Equity Compensation Plan, (y) 32,682,156 Shares subject to and reserved for issuance under the 2001 Long-Term Incentive Plan, the 2006 Non-Employee Director Equity Compensation Plan and the 2003 Non-Employee Director Equity Compensation Plan, and (z) 3,921,796 Shares subject to and reserved for issuance pursuant to Perot Systems’ 1999 Employee Stock Purchase Plans.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Dell and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Dell and the Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Dell and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Perot Systems,” “Purpose of the Offer; Plans for Perot Systems” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Perot Systems” and “The Transaction Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Dell and the Purchaser,” “Purpose of the Offer; Plans for Perot Systems” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Perot Systems,” “Purpose of the Offer; Plans for Perot Systems” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Perot Systems,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 2, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Dell Inc. and Perot Systems Corporation on September 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(a)(5)(B)	Form of Summary Advertisement as published on October 2, 2009 in The Wall Street Journal.
(a)(5)(C)	Press Release issued by Dell Inc. on October 2, 2009.
(b)(1)	Issuing and Paying Agency Agreement dated as of June 1, 2006 by and between Dell Inc. and JPMorgan Chase Bank.
(b)(2)	Form of Commercial Paper Dealer Agreement dated as of June 1, 2006.
(d)(1)	Agreement and Plan of Merger, dated as of September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(d)(2)	First Amendment, dated September 30, 2009, to Agreement and Plan of Merger, dated September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on October 1, 2009.
(d)(3)	Form of Tender and Voting Agreement, dated September 20, 2009, among Dell Inc., DII — Holdings Inc., Perot Systems Corporation and each of the following officers and/or directors of Perot Systems Corporation: Peter A. Altabef, Steven Blasnik, John S.T. Gallagher, Carl Hahn, DeSoto Jordan, Caroline S. Matthews, Thomas Meurer, Cecil H. Moore, Jr., Anthony J. Principi, Anuroop Singh, John Lyon, Russell Freeman, Thomas D. Williams, Scott Barnes, Eugene L. Carrick, Steve Curts, John E. Harper, Anurag Jain, Chuck Lyles and Jeff Renzi, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.

Exhibit	Exhibit Name

(d)(4)	Form of Tender and Voting Agreement, dated September 20, 2009, among Dell Inc., DII — Holdings Inc., Perot Systems Corporation and each of the following stockholders of Perot Systems Corporation: H. Ross Perot, HWGA, Ltd., The Perot Foundation, Petrus Financial Services Ltd., Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V, incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(d)(5)	Amended and Restated Tender and Voting Agreement, dated September 30, 2009, among Dell Inc., DII — Holdings Inc., Perot Systems Corporation and the Perot Family Trust, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dell Inc. on October 1, 2009.
(d)(6)	Non-Disclosure Agreement, dated as of September 2, 2009, by and between Dell Inc. and Perot Systems Corporation.
(d)(7)	Exclusivity Agreement, dated as of September 4, 2009, by and between Dell Inc. and Perot Systems Corporation.
(d)(8)	Executive Offer Letter provided by Dell Inc. to Peter A. Altabef.
(d)(9)	Executive Offer Letter provided by Dell Inc. to Scott Barnes.
(d)(10)	Executive Offer Letter provided by Dell Inc. to Eugene Carrick.
(d)(11)	Executive Offer Letter provided by Dell Inc. to John E. Harper.
(d)(12)	Executive Offer Letter provided by Dell Inc. to Anurag Jain.
(d)(13)	Executive Offer Letter provided by Dell Inc. to Chuck Lyles.
(d)(14)	Executive Offer Letter provided by Dell Inc. to Jeff Renzi.
(d)(15)	Executive Offer Letter provided by Dell Inc. to Thomas D. Williams.
(d)(16)	Executive Offer Letter provided by Dell Inc. to John Lyon.
(d)(17)	Executive Offer Letter provided by Dell Inc. to Steven Curts.
(d)(18)	Form of Employment Agreement executed by each new employee of Dell Inc.
(d)(19)	Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, dated September 20, 2009, between Dell Inc. and Peter A. Altabef.
(d)(20)	Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, each dated September 20, 2009, between Dell Inc. and each of the following: Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeffery Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(d)(21)	Form of Rollover Restricted Stock Unit Agreement to be entered into between Dell Inc. and any of the following that elects to participate: Peter A. Altabef, Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeffery Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(d)(22)	Form of Stock Unit Agreement to be entered into between Dell Inc. and certain new employees.
(d)(23)	Retention Agreement, dated September 20, 2009, between Dell Inc. and Russell Freeman.
(d)(24)	Non-Competition Agreement, dated September 20, 2009, between H. Ross Perot, Dell Inc., DII-Holdings, Inc. and Perot Systems Corporation.
(d)(25)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Jr., Dell Inc., DII-Holdings, Inc. and Perot Systems Corporation.
(d)(26)	Third Amended and Restated License Agreement, dated September 20, 2009, between Perot Systems Family Corporation, H. Ross Perot, Ross Perot, Jr. and Perot Systems Corporation.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
Name:     Janet B. Wright

Title:	Assistant Secretary

DII — HOLDINGS INC.

By:	/s/ Janet B. Wright
Name:     Janet B. Wright

Title:	Assistant Secretary

Date: October 2, 2009

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 2, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Dell Inc. and Perot Systems Corporation on September 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(a)(5)(B)	Form of Summary Advertisement as published on October 2, 2009 in The Wall Street Journal.
(a)(5)(C)	Press Release issued by Dell Inc. on October 2, 2009.
(b)(1)	Issuing and Paying Agency Agreement dated as of June 1, 2006 by and between Dell Inc. and JPMorgan Chase Bank.
(b)(2)	Form of Commercial Paper Dealer Agreement dated as of June 1, 2006.
(d)(1)	Agreement and Plan of Merger, dated as of September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(d)(2)	First Amendment, dated September 30, 2009, to Agreement and Plan of Merger, dated September 20, 2009, by and among Dell Inc., DII — Holdings Inc. and Perot Systems Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dell Inc. on October 1, 2009.
(d)(3)	Form of Tender and Voting Agreement, dated September 20, 2009, among Dell Inc., DII — Holdings Inc., Perot Systems Corporation and each of the following officers and/or directors of Perot Systems Corporation: Peter A. Altabef, Steven Blasnik, John S.T. Gallagher, Carl Hahn, DeSoto Jordan, Caroline S. Matthews, Thomas Meurer, Cecil H. Moore, Jr., Anthony J. Principi, Anuroop Singh, John Lyon, Russell Freeman, Thomas D. Williams, Scott Barnes, Eugene L. Carrick, Steve Curts, John E. Harper, Anurag Jain, Chuck Lyles and Jeff Renzi, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(d)(4)	Form of Tender and Voting Agreement, dated September 20, 2009, among Dell Inc., DII — Holdings Inc., Perot Systems Corporation and each of the following stockholders of Perot Systems Corporation: H. Ross Perot, HWGA, Ltd., The Perot Foundation, Petrus Financial Services Ltd., Perot Investment Trust I, Perot Investment Trust II, Perot Investment Trust III, Perot Investment Trust IV and Perot Investment Trust V, incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Dell Inc. on September 21, 2009.
(d)(5)	Amended and Restated Tender and Voting Agreement, dated September 30, 2009, among Dell Inc., DII-Holdings Inc., Perot Systems Corporation and the Perot Family Trust, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dell Inc. on October 1, 2009.
(d)(6)	Non-Disclosure Agreement, dated as of September 2, 2009, by and between Dell Inc. and Perot Systems Corporation.
(d)(7)	Exclusivity Agreement, dated as of September 4, 2009, by and between Dell Inc. and Perot Systems Corporation.
(d)(8)	Executive Offer Letter provided by Dell Inc. to Peter A. Altabef.
(d)(9)	Executive Offer Letter provided by Dell Inc. to Scott Barnes.
(d)(10)	Executive Offer Letter provided by Dell Inc. to Eugene Carrick.
(d)(11)	Executive Offer Letter provided by Dell Inc. to John E. Harper.
(d)(12)	Executive Offer Letter provided by Dell Inc. to Anurag Jain.
(d)(13)	Executive Offer Letter provided by Dell Inc. to Chuck Lyles.
(d)(14)	Executive Offer Letter provided by Dell Inc. to Jeffery Renzi.

Exhibit	Exhibit Name

(d)(15)	Executive Offer Letter provided by Dell Inc. to Thomas D. Williams.
(d)(16)	Executive Offer Letter provided by Dell Inc. to John Lyon.
(d)(17)	Executive Offer Letter provided by Dell Inc. to Steven Curts.
(d)(18)	Form of Employment Agreement executed by each new employee of Dell Inc.
(d)(19)	Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, dated September 20, 2009, between Dell Inc. and Peter A. Altabef.
(d)(20)	Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement, each dated September 20, 2009, between Dell Inc. and each of the following: Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeffery Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(d)(21)	Form of Rollover Restricted Stock Unit Agreement to be entered into between Dell Inc. and any of the following that elects to participate: Peter A. Altabef, Scott Barnes, Eugene Carrick, John E. Harper, Anurag Jain, Charles Lyles, Jeffery Renzi, Thomas D. Williams, John Lyon and Steven Curts.
(d)(22)	Form of Stock Unit Agreement to be entered into between Dell Inc. and certain new employees.
(d)(23)	Retention Agreement, dated September 20, 2009, between Dell Inc. and Russell Freeman.
(d)(24)	Non-Competition Agreement, dated September 20, 2009, between H. Ross Perot, Dell Inc., DII-Holdings, Inc. and Perot Systems Corporation.
(d)(25)	Non-Competition Agreement, dated September 20, 2009, between Ross Perot, Jr., Dell Inc., DII-Holdings, Inc. and Perot Systems Corporation.
(d)(26)	Third Amended and Restated License Agreement, dated September 20, 2009, between Perot Systems Family Corporation, H. Ross Perot, Ross Perot, Jr. and Perot Systems Corporation.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.